March 26, 2013

Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: David L. Orlic

Re:	Elan Corporation, plc Tender Offer Statement on Schedule TO-I Filed on March 11, 2013 File No. 005-43481

Ladies and Gentlemen:

On behalf of our client, Elan Corporation, plc (“Elan”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 19, 2013 (the “Comment Letter”), with respect to the Tender Offer Statement on Schedule TO-I (SEC File No. 005-43481) (the “Tender Offer Statement”) filed by Elan with the Commission on March 11, 2013. In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 3 to the Tender Offer Statement with the Commission.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by Elan’s responses thereto.

General

1.
We note disclosure throughout your tender offer statement that the offer cannot be accepted from within the Prohibited Territories. Rule 13e-4(f)(8)(i) provides that your offer must be open to all holders of subject securities, including foreign persons. Please revise to eliminate these restrictions, including any prohibitions on the use of mails, means, instrumentalities or facilities of specified jurisdictions that would effectively preclude participation in the offer by persons residing in those jurisdictions. Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance.

Response

In response to the Staff’s comment, we have amended the eighth paragraph on page 2 of the Circular to Shareholders and ADS Holders, dated March 11, 2013 (the “Circular”), to eliminate the statement that the offer cannot be accepted from within the Prohibited Territories. As amended, the eighth paragraph on page 2 of the Circular reads as follows:

“The Tender Offer documents should not be forwarded to or sent in or into a Prohibited Territory.”

In addition, we have amended pages 5, 11, 12, 16, 38, 42, 44, 45 and 46 of the Circular, pages 1 through 4 of the Tender Form and page 2 of the Chairman’s letter to make conforming changes consistent with the foregoing.

The Tender Offer, page 6

2.	Please tell us whether you intend to permit U.S. holders of ordinary shares to receive payment in U.S. dollars at their option.

Response

Elan intends to make payment to U.S. holders of ordinary shares in U.S. dollars. We have revised page 6 of the Circular to reflect the foregoing.

Expected Timetable of Principal Events, page 7

3.
Several actions, including the return of share certificates in respect of unsuccessful tenders, dispatch of balance share certificates for unsold ordinary shares, dispatch of cheques for tender offer proceeds to ADS holders, and dispatch of statements for balance ADSs, will not occur until April 30, 2013. This is eight business days after closing of the offer. Please advise how you determined that this is consistent with Rule 14e-1(c).

Response

We have revised pages 7, 15 and 21 of the Circular to provide that the return of share certificates in respect of unsuccessful tenders, dispatch of balance share certificates for unsold ordinary shares, dispatch of cheques for tender offer proceeds to ADS holders, and dispatch of statements for balance ADSs will occur by April 25, 2013.

Settlement, page 25

4.
We note your disclosure that the pro-rata scale down and settlement procedures with respect to the tender offer will be consistent with Irish practice, which may differ from the U.S. tender offer practice in certain respects, particularly with regard to the pro-rata scale down and date of payment. Please modify your disclosure to specify the exact way or ways in which U.S. and Irish practices differ in this regard, and clarify your disclosure as to how this scale down and settlement process will actually be accomplished.

Response

Elan does not intend to adopt the Irish pro-rata scale down and settlement procedures. Accordingly, we have revised page 25 of the Circular to delete references to the Irish pro-rata scale down and settlement procedures.

Terms and Conditions of the Tender Offer, page 32

5.
Many of the conditions to your tender offer must be satisfied or waived “prior to Completion.” All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before completion of the tender offer. Please revise the language accordingly.

Response

We have revised the Circular to clarify that the conditions to the tender offer must be satisfied or waived at or before the expiration of the offer (the “Ordinary Share Closing Date”). We have revised pages 9, 10, 32 and 33 of the Circular to make clarifying changes consistent with the foregoing.

6.
Given that most if not all conditions can be waived or deemed satisfied by Davy, and that Davy can amend the terms of the tender offer, please tell us how you determined that Davy is not an offeror. Alternatively, you may revise your disclosure so that the satisfaction or waiver of conditions, and the ability to amend the terms of the offer, are within the sole discretion of the company.

Response

We have revised pages 7, 9-11, 18, 24, 32-38, 42 and 46 of the Circular, page 4 of Exhibit (a)(i)(ii) to the Tender Offer Statement (the “Tender Form”) and pages 10 and 11 of Exhibit (a)(1)(iii) to the Tender Offer Statement (the “Letter of Transmittal”) to provide that the satisfaction or waiver of conditions, and the ability to amend the terms of the offer, are within the sole discretion of the Company. We supplementally advise the Staff that the tender offer remains subject to the condition set forth in paragraph 2.1.3 of Part IV of the Circular that J&E Davy, acting reasonably, is satisfied that Elan and Elan International Services Ltd have complied with their obligations, and are not in breach of any of the representations and warranties given by them under the Davy Agreements (as defined in the Circular). We believe this is appropriate given the structure of the transaction and is consistent with a recent issuer tender offer with a similar structure reviewed by the Staff.

7.
We note the condition in paragraph 2.1.2, which indicates that the availability of funds is a condition to the tender offer. Generally, when an offer is not financed, or when an offeror’s ability to pay the consideration offered is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed or the ability to pay becomes certain. Under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders, as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Release Nos. 34-23421 (July 11, 1986 at footnote 70) and 34-24296 (April 3, 1987).

Response

The Company respectfully informs the Staff that the condition in paragraph 2.1.2 is not a financing condition; instead, the condition that the Company continue to have sufficient Profits Available for Distribution up to the Ordinary Share Closing Date is included to address a specific statutory requirement under Irish law, and by its nature, is not capable of being fulfilled prior to the Ordinary Share Closing Date.  Under Irish law, a company cannot complete a repurchase of its shares, unless it has “profits available for distribution” equal to or greater than the aggregate value of the shares being acquired. Any repurchase by the Company of its shares, otherwise than from such profits available for distribution, would be illegal under Irish law.

Section 45 (2) of the Companies (Amendment) Act, 1983 Act states that a company’s profits available for distribution are its “accumulated, realised profits so far as not previously utilised by distribution or capitalisation less its accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made.” This provision forms part of the wider Irish capital maintenance rules.

The availability of cash funds is not therefore relevant to satisfying the condition in paragraph 2.1.2. Instead, the condition is satisfied by the Company having profits available for distribution that exceed the maximum value of the tender offer, specifically US$1 billion in this instance. The Company currently has distributable reserves in excess of US$1 billion and is required to continue to have distributable reserves in excess of US$1 billion at the Ordinary Share Closing Date. The Company will be required to file accounts with the Irish Companies Registration Office, immediately prior to completion of the tender offer evidencing these capital reserves.

8.
Given that your offer is not financed, we do not consider your offer to be within the safe harbor afforded by Instruction 2 to Item 10 of Schedule TO. Accordingly, summarized financial information, as described in Item 1010(c) of Regulation M-A, must be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Interpretation I.H.7 in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations, available on our website. Alternatively, please provide your analysis as to why financial statements are not material.

Response

Pursuant to Instruction 2 to Item 10 of Schedule TO, financial statements of a bidder in a tender offer are not considered material when: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and either: (c) the offeror is a public reporting company under Section 13(a) of 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that files reports electronically on EDGAR or (d) the offer is for all outstanding securities of a subject class. The consideration in the tender offer is solely for cash and the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. As more fully noted in the response to comment 7 above, the Company believes that the tender offer is not subject to a financing condition.  Therefore, the Company believes that the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO is available to them and that financial information is not required to be included in the Tender Offer Statement pursuant to Item 10 of Schedule TO.

9.
Please provide your analysis as to the materiality of pro forma financial information. See Item 1010(b) of Regulation M-A. In this regard, we note your disclosure that the offer will have a positive impact on the company’s earnings per share.

Response

The Company does not believe that the pro forma financial information described in Item 1010(b) of Regulation M-A is material under the circumstances. As noted in the response to comment 8, Instruction 2 to Item 10 of Schedule TO indicates that financial statements are not considered material to a tender offer if (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and either: (c) the offeror is a public reporting company under Section 13(a) of 15(d) of the Exchange Act that files reports electronically on EDGAR or (d) the offer is for all outstanding securities of a subject class. The Company believes that all three of these conditions are satisfied in the present tender offer.

10.
The choice of forum and choice of law provisions in paragraph 2.7 and elsewhere in your offer document appear to be inconsistent with the anti-waiver provisions of the U.S. federal securities laws. Please revise.

Response

In response to the Staff’s comment, we have revised the first sentence of third paragraph of Section 2.7 on page 35 of the Circular to read as follows:

“The Tender Offer and all tenders will be governed by and construed in accordance with Irish law and US federal securities laws.”

In addition, we have made conforming changes to pages 44 and 45 in a manner consistent with the foregoing.

Exhibit (a)(1)(ii) – Tender Form

11.	Delete the language in the tender form requiring the security holder to acknowledge or certify that he/she has read the circular.

Response

In response to the Staff’s comments, we have revised page 2 of the Tender Form to delete the language requiring the security holder to acknowledge or certify that he/she has read the Circular.

In addition to the aforementioned responses to the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to comments will not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *         *

Please do not hesitate to contact me at 212-504-6888 with any questions or comments you may have.

Very truly yours,

/s/ Christopher T. Cox

Christopher T. Cox

cc:	William F. Daniel,
Elan Corporation, plc